Exhibit 21.1

GUSHEN, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Dyckmanst Limited	British Virgin Islands
Edeshler Limited (“Edeshler HK”)	Hong Kong
Beijing Fengyuan Zhihui Education Technology Co., Ltd. (“Fengyuan Beijing”)	People’s Republic of China
Beijing Zhuoxun Century Culture Communication Co., Ltd. (“Zhuoxun Beijing”)	People’s Republic of China
Beijing Zhuoxin Education Technology Co., Ltd. (“Zhouxin Beijing”)	People’s Republic of China